Exhibit 99.3

NICE Named Undisputed Leader for Second Consecutive Year in Metrigy’s 2024
CCaaS Provider Ranking

NICE earned the highest possible scores in market share, financial strength, product mix, and customer business success

Hoboken, N.J., September 5, 2024 – NICE (Nasdaq: NICE) today announced that it has been named the undisputed leader in Metrigy’s CCaaS MetriRank 2024 report, out of the top 10 vendors ranked. NICE was also named the top leader last year in Metrigy’s inaugural CCaaS MetriRank 2023 report. In addition to earning the highest possible scores in market share, financial strength, and product mix, NICE received the highest possible score for customer business success including the highest scores for first contact resolution, at 65.6%, and the lowest agent attrition rate. Across the eight customer sentiment categories, NICE received two notably higher ratings relative to the other report leaders, for AI capabilities and value of the service.

Read the full report here.

Metrigy stated in the report, “CCaaS is the fastest-growing contact center platform option, delivering cost-effective services with sophisticated product features for small, midsize, and large companies. Businesses of all sizes are evaluating a migration to more flexible, feature-rich, and cost-effective solutions.  Although contact center managers seek modern solutions, they also need highly reliable and secure services, which are ultimately reflected in customer satisfaction.”

NICE’s CXone Mpower is the ultimate CX-aware AI solution bringing together NICE’s award-winning CXone platform with the full Enlighten suite. Metrigy stated, “Mpower is positioned for those companies undergoing a complete CX transformation or looking to increase automation and digital engagement capabilities.” Metrigy also highlighted NICE’s strong financial position among the vendors evaluated stating, “This financial strength places NICE in a unique position among many of its peers, which either are not profitable, or are teetering on the edge of profit and loss with negative operating margins.”

"Given its commanding market share lead, prowess in product development, and financial strength to get it to the next levels, NICE is positioned to maintain its No. 1 position in the CCaaS market," said Metrigy Principal Analyst Diane Myers.

Barry Cooper, President, CX Division, NICE, said, "NICE’s positioning as the undisputed CCaaS market leader for the second consecutive year is a testament to the power of CXone and Enlighten. Together, CXone’s interaction centric platform combined with Enlighten’s native purpose-built AI capabilities are driving businesses of all sizes to deliver exceptional employee and customer experience in the AI era."

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com , ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.